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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response . . . . . . . . . . 1.50

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54856

OWC PHARMACEUTICAL RESEARCH CORP.
(Exact name of registrant as specified in its charter)

24 Hakovshim Street, Zichron Yaacov Israel 3094305 +972-72-260-8004
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6 Rule 15d-22(b)	[ ] [ ]

Approximate number of holders of record as of the certification or notice date: 224

Explanatory Note:

OWC Pharmaceutical Research Corp. (the “Company”) is filing this Form 15/A for the purpose of withdrawing the Form 15 filed by the Company with the Securities and Exchange Commission (“SEC”) on March 31, 2020.

The Company believes that withdrawal of the Form 15 is consistent with the public interest and the protection of our investors and the Court Order. We note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, OWC Pharmaceutical Research Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 26, 2020	By:	/s/ Ziv Turner
Ziv Turner, Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and Rule 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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